EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF

COSMOS HEALTH INC.,

A Nevada Corporation

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COSMOS HEALTH INC., a Nevada corporation (the “Corporation”) organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the “NRS”) does hereby certify:

WHEREAS, pursuant to the Corporation’s Articles of Incorporation (as amended), the Corporation’s Board of Directors (the “Board”) is authorized to issue, by resolution and without any action by the Corporation’s shareholders, up to Three Hundred Million (300,000,000) shares of preferred stock, par value $0.001 (the “Preferred Stock”), in one or more series, and the Board may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and all other preferences and rights of any series of Preferred Stock, including rights that could adversely affect the voting power of the holders of the Corporation’s common stock; and

WHEREAS, on and effective October 4, 2021, the Corporation filed a certificate of designation for Series A Preferred Stock (as defined in the certificate of designation). Six Million (6,000,000) shares of such Series A Preferred Stock were issued. As of the date of this Certificate, all shares of Series A Preferred Stock have been converted into common stock of the Corporation and no shares of Series A Preferred Stock are outstanding; and

WHEREAS, Two Hundred and Ninety-Four Million (294,000,000) of Preferred Shares remain available for designation and issuance: and

WHEREAS, the Board believes it to be in the best interest of the Corporation and its shareholders to designate a new class of Series B Preferred Stock (as defined below);

IT IS RESOLVED, pursuant to the NRS, the Board hereby files this Certificate of Designation (the “Certificate”) and designates a new class of Preferred Stock as Series B Preferred Stock as follows:

One Hundred Thousand (100,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series B Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

1.	Voting Rights. Except as otherwise required by the NRS or as expressly provided in this Certificate of Designation, the holders of shares of Series B Preferred Stock shall have no right to vote on any substantive matter, proposal, transaction, or resolution submitted to a vote of the shareholders of the Corporation. Pursuant to NRS 78.320, the shares of Series B Preferred Stock shall be deemed present and entitled to vote at any meeting of the shareholders solely and exclusively for the purpose of establishing a quorum for the transaction of business. The Series B Preferred Stock shall possess one hundred million (100,000,000) total votes, one thousand (1,000) votes per share, which shall be counted toward the aggregate voting power present at the meeting of the shareholders of the Corporation to satisfy the requirements of NRS 78.320(1)(a).

2.	Dividends. Except as otherwise required by the NRS, holders of shares of Series B Preferred Stock shall not be entitled to receive dividends or other distributions when, as and if declared by the Board.

3.	Preemptive Rights. Holders of shares of Series B Preferred Stock shall have no preemptive rights to purchase or subscribe for any shares of the Corporation’s capital stock or other securities.

4.	Redemption. Shares of the Series B Preferred Stock shall not be subject to redemption by operation of a sinking fund or otherwise.

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5.	Conversion. Holders of shares of Series B Preferred Stock shall have no right to convert or exchange such shares of Series B Preferred Stock into any shares of the Corporation’s capital stock or other securities.

6.	Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the Corporation, subject to the rights, if any, of the holders of other classes of the Company’s capital stock, the holders of shares of Series B Preferred Stock shall be entitled to receive only par value of $0.001 per share of Series B Preferred Stock before any distribution is made to the holders of common stock of the Corporation.

7.	Re-issuance. No share or shares of Series B Preferred Stock acquired by the Corporation shall be reissued as Series B Preferred Stock, and all such shares thereafter shall be returned to the Corporation’s treasury under the status of undesignated and un-issued shares of Preferred Stock of the Corporation.

8.	Notices. Unless otherwise specified in the Corporation’s Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to its principal executive offices, and if to any Series B Holder, shall be delivered to it at its address as it appears on the stock books of the Corporation.

9.	Transfer Agent Notice. The Corporation shall immediately, upon filing of this Certificate, provide its transfer agent with copies of this Certificate and notify its transfer agent of all rights, conditions, terms and requirements hereunder. In the event the Corporation changes transfer agents following the filing of this Certificate, any new transfer agent shall immediately receive copies of this Certificate and be notified of all rights, conditions, terms and requirements hereunder.

10.	Severability. If any word, phrase, provision or clause of this Certificate is deemed to be invalid, illegal, or unenforceable, only specific content shall be deemed stricken from this Certificate and all remaining language, content, rights, restrictions and privileges of this Certificate shall remain in effect. If any word, phrase, provision or clause of this Certificate is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of Cosmos Health Inc. on July 16, 2026.

COSMOS HEALTH INC.

/s/ Georgios Terzis
By: Georgios Terzis Its: Chief Financial Officer

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